Ballard Power Systems Inc.

News Release

Ballard To Supply Fuel Cells For Clean BC Hydro Supplemental Power Solution In Bella Coola

For Immediate Release – June 26, 2008

Vancouver, Canada – Ballard Power Systems (TSX: BLD; NASDAQ: BLDP), a world leader in clean energy fuel cell products, today announced that it is partnering with Dantherm Power A/S, a leading global manufacturer of fuel cell systems to provide BC Hydro, through its wholly owned subsidiary Powertech Labs Inc., with a 100 kW supplemental power product for deployment in the community of Bella Coola, British Columbia. Ballard is supplying 60 units of its Mark1020 ACS TM fuel cell product, each sized to deliver 2 kW’s of gross power, together with technical support services.

John Sheridan, President and CEO of Ballard said, “Delivery of a clean supplemental power solution to a major public power utility is an exciting new opportunity for fuel cell products. We are effectively building on our partnership activities with Dantherm, with whom we have been providing fuel cell-based backup power solutions for the wireless telecom industry. This project supports our ongoing strategy to accelerate fuel cell product adoption across a growing range of applications.”

The 100 kW supplemental power unit is a key part of BC Hydro’s Hydrogen-Assisted Renewable Power (HARP) initiative. The product will help reduce fuel consumption at the Ah-Sin-Heek diesel power generation facility, by increasing the utilization of existing renewable power at BC Hydro’s Clayton Falls hydroelectric generation facility near Bella Coola, a community of 2,500 people on British Columbia’s central coast.

HARP is part of BC Hydro’s efforts to facilitate the use of renewable power and reduce greenhouse gas emissions in remote communities. The project is being funded by BC Hydro, General Electric and the federal government through the Sustainable Development Technology Canada foundation. In addition to Bella Coola, there are over 50 remote communities in BC, and over 300 across Canada, which are not connected to power grids or gas pipelines and could therefore benefit from alternative clean energy solutions.

Dantherm will provide system components and design work, as well as integration expertise and the supplemental power unit will be deployed by BC Hydro in 2009. Per Albaek, Managing Director of Dantherm Power A/S added, “This contract with BC Hydro and Powertech Labs is not only evidence of opportunities for fuel cells in emerging application areas like supplemental power, it is also an important stepping stone for Dantherm’s participation in the North American marketplace.”

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of clean energy fuel cell products. Ballard’s mission is to accelerate fuel cell product adoption. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.

For further information, or to arrange an interview, please call:

Guy McAree
604-412-7919
guy.mcaree@ballard.com